08032262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2008 AUG 28 PM 2:25

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66839

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRESTA CAPITAL STRATEGIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 WALT WHITMAN ROAD, SUITE 100
(No. and Street)

MELVILLE (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL MIRMAN (631) 424-9009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 271, 44 NASHUA RD, STE 15 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

PROCESSED
OCT 08 2008
THOMSON REUTERS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL MIRMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRESTA CAPITAL STRATEGIES, LLC, as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Ernest G. Rosenthal
Notary Public, State of New York
No. 01RO6179428
Qualified in Suffolk County
My Comm. Expires 12/24/2011

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESTA CAPITAL STRATEGIES, LLC

FINANCIAL STATEMENTS

JUNE 30, 2008

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Member's of
Cresta Capital Strategies, LLC
New York, NY

We have audited the accompanying statement of financial condition of Cresta Capital Strategies, LLC, (the Company) as of June 30, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cresta Capital Strategies, LLC, as of June 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 21, 2008

CRESTA CAPITAL STRATEGIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash and cash equivalents	$ 166,156
Receivables from employees	32,692
Marketable securities	25,000
Prepaid expenses	2,110
Total assets	$ 225,958

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 28,561
Member's equity	197,397
Total liabilities and member's equity	$ 225,958

CRESTA CAPITAL STRATEGIES, LLC

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED JUNE 30, 2008

Revenues:	
Service income	$ 1,190,210
Rental income	12,090
Other income	35,000
	1,237,300
Expenses:	
Legal and professional fees	$ 32,922
Occupancy	39,669
Employee compensation and benefits	909,842
Other expenses	151,555
	1,133,988
Net income (loss)	$ 103,312

CRESTA CAPITAL STRATEGIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2008

Member's equity at beginning of year	$ 49,585
Net income (loss)	103,312
Member's contributions	44,500
Member's equity at end of year	$ 197,397

CRESTA CAPITAL STRATEGIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2008

Cash flows from operating activities:		
Net income (loss)		$ 103,312
Adjustments to reconcile net income		
to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Increase in prepaid expenses	$ (260)	
Increase in marketable securities	(25,000)	
Increase in receivables from employees	(32,692)	
Decrease in receivables from customers	13,500	
Increase (decrease) in operating liabilities:		
Increase in accounts payable, accrued expenses	18,894	
Total adjustments		(25,558)
Net cash provided by operating activities		77,754
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
Member's contributions		44,500
Net increase in cash		122,254
Cash at beginning of the year		43,902
Cash at end of the year		$ 166,156

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CRESTA CAPITAL STRATEGIES, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2008

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on December 15, 2004 as a New York limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company the members' liability is limited to their investment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At June 30, 2008, marketable securities consist of equities valued at $25,000.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $142,894 at June 30, 2008, which exceeded required net capital of $5,000 by $137,894. The ratio of aggregate indebtedness to net capital at June 30, 2008 was 20.0%.

NOTE 3- INCOME TAXES

The Company has chosen to be treated as a disregarded entity for federal and state income tax purposes. A disregarded entity is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for its office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next four years are as follows:

2009	$37,871
2010	39,196
2011	40,568
2012	45,558
Total	$163,193

A portion of the leased space is subleased to an unrelated party under a non-cancelable lease that expires at the same time in 2012 as the Company's lease. The Company's lease expense will be offset by payments due under the sublease as follows:

2009	$12,000
2010	12,000
2011	12,000
2012	12,000
Total	$48,000

Rent expense for the office space for the fiscal year 2008 was $38,629 and rental income under the sublease was $12,090.

CRESTA CAPITAL STRATEGIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2008

CRESTA CAPITAL STRATEGIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2008

Total ownership equity from statement of financial condition	$ 197,397
Total nonallowable assets from statement of financial condition	53,568
Net capital before haircuts on securities positions	143,829
Haircuts on securities	935
Net capital	$ 142,894
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 28,561
Total aggregate indebtedness	$ 28,561
Percentage of aggregate indebtedness to net capital	20.0%
Computation of basic net capital requirement:	
Minimum net capital required (12.5% of A.I.)	$ 3,570
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 137,894
Excess net capital at 1000%	$ 140,038

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

CRESTA CAPITAL STRATEGIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2008

The Company is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i) as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Member's of
Cresta Capital Strategies, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Cresta Capital Strategies, LLC, (the Company), for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Cresta Capital Strategies, LLC for the year ended June 30, 2008 and this report does not effect our report thereon dated August 21, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 21, 2008

END